SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 53-901F - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1.    Reporting Issuer

          Placer Dome Inc.
          P.O. Box 49330
          Bentall Postal Station
          1600 -1055 Dunsmuir Street
          Vancouver, British Columbia
          V7X 1P1

2.    Date of Material Change

          October 10, 2003

3.    Press Release

        A press release (attached herewith as Schedule A) was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on October 10, 2003. Press releases previously issued by Placer Dome Inc. in connection with this Material Change and dated October 7 and October 8, 2003 are attached as Schedules B and C, respectively.

4.    Summary of Material Change

        Placer Dome Inc. (NYSE, TSX, ASX: PDG) has completed the issuance and sale of two previously announced private debenture offerings totalling $530 million aggregate principal amount.

5.    Full Description of Material Change

       (all figures in US$ unless otherwise stated)

        Placer Dome Inc. has completed the issuance and sale of two previously announced private debenture offerings totalling $530 million aggregate principal amount.

        Of the aggregate principal amount, $300 million was sold as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. The 32-year debentures were sold at a price of 99.649% of their principal amount to yield 6.476%.

        An additional $230 million was sold as unsecured senior convertible debentures with interest payable at a rate of 2.75% per year. The option to purchase an additional 15% of convertible debentures that was granted to the initial purchasers was exercised.

        Placer Dome Inc. intends to use the net proceeds to refinance costs associated with the July 2003 acquisition of East African Gold Mines, and the associated capital for expansion of the North Mara mine. Remaining proceeds will be used to fund capital expenditures and development projects, and for general corporate purposes.

        The debentures have not been qualified by a prospectus filed in Canada, and are not being offered or sold to or for the benefit of persons in Canada.

        The debentures have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”), or applicable state securities laws, and may not be offered or sold in the U.S., or to or for the benefit of U.S. persons, absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

6.   Confidentiality

        This report is not being filed on a confidential basis.

7.   Omitted Information

        None.

8.   Senior Officers

         For further information:

         J. Donald Rose
         Executive Vice-President, Secretary and General Counsel
         Telephone: (604) 682-7082
         Facsimile: (604) 661-3703

9.    Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        DATED at Vancouver, British Columbia this 15th day of October, 2003.

By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

SCHEDULE A

               PLACER DOME COMPLETES FINANCING

                         (all figures in US$ unless otherwise stated)

                         October 10, 2003

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) has completed the issuance and sale of two previously announced private debenture offerings totalling $530 million aggregate principal amount.

Of the aggregate principal amount, $300 million was sold as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. The 32-year debentures were sold at a price of 99.649% of their principal amount to yield 6.476%.

An additional $230 million was sold as unsecured senior convertible debentures with interest payable at a rate of 2.75% per year. The option to purchase an additional 15% of convertible debentures that was granted to the initial purchasers was exercised.

Placer Dome intends to use the net proceeds to refinance costs associated with the July 2003 acquisition of East African Gold Mines, and the associated capital for expansion of the North Mara mine. Remaining proceeds will be used to fund capital expenditures and development projects, and for general corporate purposes.

The debentures have not been registered under the Securities Act or applicable state securities laws, and may not be offered or sold in the U.S., or to or for the benefit of U.S. persons, absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Vancouver-based Placer Dome Inc. operates 18 mines on five continents. The company’s shares trade on the Toronto, New York, Paris, Swiss and Australian stock exchanges under the symbol PDG.

                        For further information contact:
                        Media Relations: Meghan Brown (604) 661-1577
                        Investor Relations: Greg Martin (604) 661-3795
                        On the Internet: www.placerdome.com

         CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors is included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. The “Corporation” refers to Placer Dome Inc.

SCHEDULE B

               PLACER DOME ANNOUNCES PLANS TO ISSUE
               LONG-TERM DEBT TO REFINANCE ACQUISITION
               AND FUND DEVELOPMENT

                         (all figures in US$ unless otherwise stated)

                         October 7, 2003

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) intends to make two separate concurrent private debenture offerings with expected proceeds of approximately $500 million. The aggregate principal amount is expected to consist of $300 million of unsecured senior debentures with a 32-year maturity, and $200 million of unsecured senior convertible debentures with a 20-year maturity. In connection with the convertible debentures, Placer Dome intends to grant the initial purchasers an option to purchase an additional 15% of convertible debentures.

The final terms of these offerings, which are expected to close on October 10, have not yet been fixed. The offerings will be private placements made in the U.S. and other jurisdictions, excluding Canada.

Placer Dome intends to use the net proceeds to refinance costs associated with the July 2003 acquisition of East African Gold Mines, and the associated capital for expansion of the North Mara mine. Remaining proceeds will be used to fund capital expenditures and development projects, and for general corporate purposes.

The debentures have not been qualified by a prospectus filed in Canada, and are not being offered or sold to or for the benefit of persons in Canada. The certificates evidencing the debentures will bear a legend that restricts the right to resell or otherwise transfer the debentures to or for the benefit of persons in Canada.

The 32-year debentures will be offered to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) of the U.S. Securities Act of 1933, and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The 20-year convertible debentures will be offered only to qualified institutional buyers in accordance with Rule 144A under the Securities Act.

The debentures have not been registered under the Securities Act or applicable state securities laws, and may not be offered or sold in the U.S., or to or for the benefit of U.S. persons, absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Vancouver-based Placer Dome Inc. operates 18 mines on five continents. The company’s shares trade on the Toronto, New York, Paris, Swiss and Australian stock exchanges under the symbol PDG.

                        For further information contact:
                        Media Relations: Meghan Brown (604) 661-1577
                        Investor Relations: Greg Martin (604) 661-3795
                        On the Internet: www.placerdome.com

         CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors is included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. The “Corporation” refers to Placer Dome Inc.

SCHEDULE C

               PLACER DOME AGREES TO FINANCING TERMS

                         (all figures in US$ unless otherwise stated)

                         October 8, 2003

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) has entered into agreements with initial purchasers to issue and sell two previously announced private debenture offerings with an aggregate principal amount of approximately $500 million. The offerings are expected to close on October 10, 2003.

Of the aggregate principal amount, $300 million was offered and will be sold as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. The 32-year debentures will be sold at a price of 99.649% of their principal amount to yield 6.476%.

An additional $200 million was offered and will be sold as unsecured senior convertible debentures with interest payable at a rate of 2.75% per year. The option to purchase an additional 15% of convertible debentures that was granted to the initial purchasers will remain open for 30 days.

Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert them to common shares. Placer Dome may call the convertible debentures in exchange for cash any time after seven years. Holders may put the convertible debentures to Placer Dome in exchange for cash at 10 years and 15 years from the date of issue. The convertible debentures will mature in 20 years.

Each $1,000 principal amount of the convertible debentures will be convertible into 47.7897 common shares, representing a conversion price of $20.925 per common share, or 55% above the $13.50 closing price of Placer Dome’s common shares on the New York Stock Exchange on October 7, 2003.

Placer Dome intends to use the net proceeds to refinance costs associated with the July 2003 acquisition of East African Gold Mines, and the associated capital for expansion of the North Mara mine. Remaining proceeds will be used to fund capital expenditures and development projects, and for general corporate purposes.

The debentures have not been qualified by a prospectus filed in Canada, and are not being offered or sold to or for the benefit of persons in Canada. The certificates evidencing the debentures will bear a legend that restricts the right to resell or otherwise transfer the debentures to or for the benefit of persons in Canada.

The 32-year debentures will be offered only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, and may be offered to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act, and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The 20-year convertible debentures will be offered only to qualified institutional buyers in accordance with Rule 144A under the Securities Act.

The debentures have not been registered under the Securities Act or applicable state securities laws, and may not be offered or sold in the U.S., or to or for the benefit of U.S. persons, absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Vancouver-based Placer Dome Inc. operates 18 mines on five continents. The company’s shares trade on the Toronto, New York, Paris, Swiss and Australian stock exchanges under the symbol PDG.

                        For further information contact:
                        Media Relations: Meghan Brown (604) 661-1577
                        Investor Relations: Greg Martin (604) 661-3795
                        On the Internet: www.placerdome.com

         CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors is included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. The “Corporation” refers to Placer Dome Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

Date: October 17, 2003